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                                                       Exhibit 3.2.1

                             AMENDMENT TO THE BYLAWS
                     OF GRAY COMMUNICATIONS SYSTEMS, INC.
                                SEPTEMBER 3, 1996


         The Bylaws of Gray Communications Systems, Inc. were amended by the stockholders at the Annual Meeting held on September 3, 1996, by deleting the current Section 9 of Article II thereof in its entirety and substituting in liew thereof the following:

         Section 9. VOTING OF SHARES. All elections by stockholders shall be by ballot unless waived by the unanimous consent of those stockholders present in person or by proxy in the meeting. The vote on any questions, upon demand of a stockholder present in person or by proxy, shall be by a stock vote and by ballot. The stockholders shall have power by a majority vote at any meeting to remove any director or officer from office.